Rupert, Kevin C.

From:	Gonzalez, Jennifer R. [Jennifer.Gonzalez@klgates.com]
Sent:	Wednesday, April 16, 2008 5:45 PM
To:	Rupert, Kevin C.
Cc:	Gonzalez, Jennifer R.
Subject:	N-14 Excerpts

Attachments: HCF N-14 Excerpts.pdf; HCF N-14 Excerpts Redline.pdf

Kevin,

Attached are clean and blackline versions of excerpts from the N-14 registration statement for Highland Credit Strategies Fund. We will file the registration statement after we get the consents from the auditors. Please note that the blackline also reflects changes due to comments from Dominic. Please let me know if you have any questions or would like to discuss the comments. Thanks.

Jennifer

<<HCF N-14 Excerpts.pdf>> <<HCF N-14 Excerpts Redline.pdf>>

Jennifer Gonzalez
K&L Gates
1601 K Street, NW
Washington DC 20006
202-778-9286
202-778-9100 (fax)
jennifer.gonzalez@klgates.com
www.klgates.com

To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed within.

PROXY STATEMENT of
Prospect Street High Income Portfolio Inc. ("High Income Portfolio")
Prospect Street Income Shares Inc. ("Income Shares")
(each, an "Acquired Fund")

And

PROSPECTUS for
Common Shares of
Highland Credit Strategies Fund
("Credit Strategies Fund" or the "Acquiring Fund")

The address of the Acquired Funds and the Acquiring Fund (each, a "Fund") is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240 and the telephone number of each Fund is 1-877-665-1287.

*   *   *   *   *   *

This Proxy Statement and Prospectus ("Proxy Statement/Prospectus") contains the information stockholders of each Acquired Fund should know before voting on the proposed reorganizations (each a "Reorganization" and, together, the "Reorganizations") and election of the nominees for director for each Acquired Fund ("Directors"). Please read it carefully and retain it for future reference. For ease of reading, "shares" and "shareholders" has been used in certain places in the Proxy Statement/Prospectus to describe, respectively, the stock of each Acquired Fund and holders of stock of each Acquired Fund.

How the Reorganizations Will Work

- Each Acquired Fund will redeem its preferred shares prior to its Reorganization. A Reorganization will not be completed unless, before the final shareholder vote thereon, the participating Acquired Fund commences, and irrevocably commits to complete as expeditiously as possible, the process for redeeming its preferred shares. Pursuant to each Reorganization, an Acquired Fund will transfer all of its assets to the Acquiring Fund, which will assume each Acquired Fund's liabilities.

- If each Reorganization is approved by its respective shareholders, the Acquiring Fund will issue newly issued common shares of beneficial interest, with $0.001 par value ("Acquiring Fund Common Shares"), and cash (in lieu of certain fractional shares) in an aggregate amount equal to the value of each Acquired Fund's net assets attributable to its common shares. These shares will be distributed to each Acquired Fund's common shareholders in proportion to their holdings immediately prior to the Reorganization.

- Each Acquired Fund will be dissolved and its shareholders will become shareholders of the Acquiring Fund.

- The Reorganization of an Acquired Fund is conditioned upon the approval of its shareholders. However, the Reorganizations are not contingent upon each other and the Reorganization of one Acquired Fund will proceed, if approved by its shareholders, even if the Reorganization for the other Acquired Fund is not approved. If a Reorganization is not approved by an Acquired Fund, that Fund will continue to exist and its Board of Directors will consider what additional action, if any, to take.

- Each Reorganization is intended to result in no income or recognized gain or loss for federal income tax purposes to the Acquiring Fund, the Acquired Fund or the shareholders of the Funds, except for distributions of net realized capital gains, if any, resulting from the sale of an Acquired Fund's assets in connection with its Reorganization. In addition, shareholders of the Acquired Funds may recognize gain or loss with respect to cash such holders receive pursuant to the Reorganization in lieu of fractional shares.

Shares of the Acquiring Fund have not been approved or disapproved by the Securities and Exchange Commission (the "SEC"). The SEC has not passed upon the accuracy or adequacy of this Proxy Statement/Prospectus. Any representation to the contrary is a criminal offense.

Rationale for the Reorganizations

The Board of Directors of each Acquired Fund and the Board of Trustees of the Acquiring Fund (each a "Board") believes that reorganizing each Acquired Fund into the Acquiring Fund, a fund with a similar investment objective and having a combined portfolio with greater assets, offers you potential benefits. These potential benefits and Board considerations include:

- Exchange of Common Shares at Net Asset Value ("NAV"). On its closing date, a Reorganization will result in the Acquired Fund shareholders receiving shares of the Acquiring Fund and cash (in lieu of certain fractional shares) based on the Acquired Fund's NAV (*i.e.*, the Acquired Fund will get its NAV's worth of common shares of the Acquiring Fund and cash (in lieu of certain fractional shares)). It should be noted, however, that shares of the Acquiring Fund received in a Reorganization will likely trade at a market discount from NAV following the Reorganization, so that an Acquired Fund common shareholder may not be able to sell these shares for their NAV. It should also be noted that since inception shares of the Acquiring Fund generally have traded at a smaller discount or wider premium from NAV than shares of either Acquired Fund. However, since late December until the Board approved the Reorganization in February 2008, Acquiring Fund shares have frequently traded at a larger discount from NAV than shares of either Acquired Fund. The Acquiring Fund commenced a rights offering in late December and completed the rights offering on January 28, 2008. Historically, rights offerings have increased the discount from NAV for a fund.

- Increased Use of Capital Losses. Each Acquired Fund has sustained substantial capital losses in recent years, which are available as "capital loss carryovers" ("CLCs") in the current and future taxable years (through their respective taxable years ending in 2013), but is not expected to be able to generate enough capital gains to be offset by those CLCs before they expire. *See* "Further Information on the Reorganizations - Federal Income Tax Consequences of the Reorganizations." Because of its larger size and investment policies and strategies, the Acquiring Fund is expected to be better able to use those CLCs to offset post-Reorganization gains of the combined Fund, although there can be no assurance that this will be the case. The Acquiring Fund's use of such CLCs, however, will be significantly limited due to the application of loss limitation rules under the federal tax law.

- Enhanced Common Share Liquidity. Following the Reorganizations, the substantially larger trading market in the common shares of the Acquiring Fund, as compared to that of each Acquired Fund prior to the Reorganizations, may provide Acquired Fund shareholders with enhanced market liquidity. Trading discounts can result from many different factors, however, and there is no assurance that a larger trading market for Acquiring Fund's common shares will have the effect of reducing or maintaining trading discounts.

- Increased Asset Size. The Acquiring Fund will obtain additional assets without incurring the commission expenses and generally greater other expenses associated with offering new shares. In addition, the Acquiring Fund is obtaining the additional portfolio securities of the Acquired Funds without the commensurate brokerage costs, dealer spreads or other trading expenses. It is also obtaining these securities in a manner that is likely to minimize the market impact of such acquisition on the short-term prices of these securities. However, the increase in Acquiring Fund shares as a result of the Reorganization(s) may also cause Acquiring Fund shares to trade at a larger discount from NAV.

- Economies of Scale in Certain Expenses. A combined Fund offers economies of scale that may lead to a reduction in certain expenses. With these reduced expenses and the contractual fee waivers offered by the Funds' adviser, as described below, the annual operating expenses of the combined Fund may be lower than the current annual operating expenses of Income Shares, although they are expected to be higher than High Income Portfolio's current annual operating expenses. In addition, after the waivers expire, the annual operating expenses of the combined Fund are expected to be higher than either Acquired Fund's current annual operating expenses. Each Fund incurs New York Stock Exchange ("NYSE") listing fees, costs for legal, auditing, and custodial services, and miscellaneous fees. Many of these expenses overlap and there may be an opportunity to reduce them over time if the Funds are combined. However, it is not expected that these economies of scale will be substantial.

- Portfolio Management Efficiencies. Each Reorganization would permit Acquired Fund shareholders to pursue similar investment goals in a larger Fund. The greater asset size of the combined Fund may allow it, relative to each Acquired Fund, to obtain better net prices on securities trades and achieve greater diversification of portfolio holdings.

- Shareholders' Ability to Margin. Currently, stocks that trade below $5.00 are not marginable. The Reorganization would permit shareholders of High Income Portfolio and Income Shares (if their shares continue to trade below $5.00) to receive shares that they could margin. Additionally, marginable securities may be more liquid that those that are not marginable as many institutional/large investors are believed to avoid stocks that are not marginable.

Each Board also considered that if shareholders approve a Reorganization, Highland Capital Management, L.P. ("Adviser" or "Highland") would contractually agree to waive a portion of Credit Strategies Fund's advisory fee and administration fee for two years so that Highland would receive no additional benefit from the Reorganization for two years. The waivers are intended to offset the additional revenue Highland would receive on each Acquired Fund's assets (calculated as of the date of its Reorganization and including the value of its preferred shares that historically have been outstanding) due to the difference between the advisory fee rates of each Acquired Fund and Credit Strategies Fund and the fact that the Acquired Funds do not pay an administration fee to Highland. However, even with the contractual fee waivers, the annual operating expenses of the combined Fund are expected to be higher than High Income Portfolio's current annual operating expenses and, after the waivers expire, the annual operating expenses of the combined Fund are expected to be higher than either Acquired Fund's current annual operating expenses. As of each Fund's last fiscal year, the total annual operating expenses, as a percentage of average net assets, of High Income Portfolio, Income Shares and Credit Strategies Fund were 3.34%, 3.99% and 4.06%, respectively. Assuming each Reorganization is approved, the estimated total annual operating expenses of the combined Fund would be 4.03% of average net assets and, with the contractual fee waivers described above, the estimated net annual operating expenses of the combined Fund would be 3.88% of average net assets.

The Board of each Acquired Fund unanimously recommends that you vote FOR the Reorganization of your Fund into Credit Strategies Fund. For further information, please see the individual description of the proposal affecting your Fund contained in the Proxy Statement/Prospectus.

Who Bears the Expenses Associated with the Proxy Statement/Prospectus

The costs associated with the Reorganizations will be borne by each of the Acquired Funds and the Acquiring Fund in proportion to their respective net assets determined at the close of regular trading on the NYSE on the date of the Reorganizations' closing, provided that if they close at different times, that determination will be made as of the date that the first Reorganization closes. The costs associated with the election of Directors will be borne by each of the Acquired Funds.

Who is Eligible to Vote

Shareholders of record on April 14, 2008 are entitled to attend and vote at the meeting or any adjourned meeting. Each share is entitled to one vote. Shares represented by properly executed proxy cards, unless revoked before or at the meeting, will be voted according to shareholders' instructions. If you sign a proxy card but do not fill in a vote, your shares will be voted for the Reorganization and for the election of the nominees for Director. If any other business comes before the meeting, your shares will be voted at the discretion of the persons named as proxies.

The common shares of the Acquiring Fund are listed on the NYSE under the ticker symbol "HCF" and will continue to be so listed subsequent to the Reorganizations. The common shares of High Income Portfolio and Income Shares are listed on the NYSE under the ticker symbols "PHY" and "CNN," respectively.

Shares of the Acquiring Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or other depository institution. These shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

Where to Get More Information

Credit Strategies Fund's annual report to shareholders dated December 31, 2007 High Income Portfolio's annual report to shareholders dated October 31, 2007 Income Shares' annual report to shareholders dated December 31, 2007	Previously sent to the shareholders of each respective Fund and on file with the SEC or available at no charge by calling our toll free number: 877-665-1287.
A Statement of Additional Information dated April [__], 2008, which relates to this Proxy Statement/Prospectus and the Reorganizations, has been filed with the SEC and contains additional information about the Acquired Funds and the Acquiring Fund	On file with the SEC or available at no charge by calling our toll free number: 877-665-1287. The statement of additional information is incorporated by reference into (and therefore legally part of) this Proxy Statement/Prospectus.
To ask questions about this Proxy Statement/Prospectus	Call our toll-free telephone number: 877-665-1287.

The date of this Proxy Statement/Prospectus is April [__], 2008.

FEE, EXPENSE AND DISTRIBUTIONS ON PREFERRED SHARES TABLE FOR COMMON SHAREHOLDERS OF THE FUNDS

Summary of Expense Comparison

As the tables below indicate, with the contractual fee waivers offered by Highland and the proceeds of a rights offering completed by Credit Strategies Fund on January 28, 2008, the *pro forma* annual operating expenses of Credit Strategies Fund may be lower than the annual operating expenses of Income Shares, although they are expected to be higher than High Income Portfolio's annual operating expenses. In addition, a combined Fund offers the potential for economies of scale that may lead to a slight reduction in certain expenses.

The Funds' Expenses

The tables below illustrate the change in operating expenses expected as a result of the Reorganization. The tables set forth (i) the fees, expenses and distributions to preferred shareholders paid by High Income Portfolio for the period ended October 31, 2007, (ii) the fees, expenses and distributions to preferred shareholders paid by Income Portfolio for the period ended December 31, 2007; (iii) the fees, expenses, and interest payments on borrowed funds paid by Credit Strategies Fund for the period ended December 31, 2007; and (iv) the *pro forma* fees, expenses and interest payments on borrowed funds for the Acquiring Fund for the period ended December 31, 2007, assuming each of the Reorganizations had been completed at the beginning of such period. The following tables show each Fund's expenses as a percentage of net assets attributable to common shares and reflect the issuance of preferred shares in an amount equal to 29.33% of High Income Portfolio's total assets and 33.97% of Income Shares' total assets and borrowing in an amount equal to 28.54% of Credit Strategies Fund's total assets and 28.54% of the combined Fund's total assets after the Reorganizations are completed.

As described herein, an unfavorable vote by the shareholders of one Acquired Fund will not affect the consummation of the Reorganization by the other Acquired Fund if approved by such other Acquired Fund's shareholders. It is anticipated that the most favorable expense ratio will be achieved for each Acquired Fund if both of the Reorganizations are approved and consummated and that a less favorable resulting expense ratio for each Acquired Fund will result if such Acquired Fund is the only Fund that participates in the Reorganization with the Acquiring Fund. As such, the following tables illustrate the anticipated change in operating expenses expected as a result of (i) both Acquired Funds approving and participating in the Reorganization, (ii) Reorganization of only High Income Portfolio into the Acquiring Fund, and (iii) Reorganization of only Income Shares into the Acquiring Fund.

I. Both Acquired Funds Participating in the Reorganization:

	ACTUAL			PRO FORMA COMBINED(1)
	High Income Portfolio (PHY)	**Income Shares (CNN)**	**Credit Strategies Fund (HCF)**	**Credit Strategies Fund (HCF)**
Common Shareholder Transaction Expenses(2)				
Sales Load (as a percentage of offering price)	None(3)	None(3)	None(3)	None(3)
Dividend Reinvestment Plan Fees	None(4)	None(4)	None(5)	None(5)

(Unaudited)

	ACTUAL Percentage of Net Assets Attributable to Common Shares (Assuming Leverage as Described Above)			PRO FORMA COMBINED(1)
	High Income Portfolio (PHY)	Income Shares (CNN)	Credit Strategies Fund (HCF)	Credit Strategies Fund (HCF)
Annual Expenses (as a percentage of net assets attributable to common shares)				
Management Fee	0.89%	0.73%	1.64%*	1.64%*
Interest Payments on Borrowed Funds	0.01%	0.07%	2.16%	2.16%
Other Expenses				
Dividend and Interest Expense For Short Positions	0.00%	0.00%	0.03%	0.03%
Other Expenses(6)	0.45%	0.71%	0.23%	0.20%
Total Other Expenses	0.45%	0.71%	0.26%	0.23%
Total Annual Expenses	1.35%	1.51%	4.06%	4.03%
Dividends on Preferred Shares	1.99%(7)(8)	2.48%(7)(9)	0.00%	0.00%
Total Annual Fund Operating Expenses and Dividends on Preferred Shares	3.34%	3.99%	4.06%	4.03%
Minus: Expense Waivers(10)	0.00%	0.00%	0.00%	0.15%
Net Annual Fund Operating Expenses and Dividends on Preferred Shares	3.34%	3.99%	4.06%	3.88%

* Management fees include both the investment advisory and administrative services fees paid to Highland, which were 1.37% and 0.27% of annual average net assets, respectively.

(1) The *pro forma* combined column shown assumes both Reorganizations are completed. As described herein, an unfavorable vote by one Acquired Fund will not affect the consummation of the Reorganization by the other Acquired Fund if approved by such other Acquired Fund's shareholders. The *pro forma* combined column also reflects the proceeds of the rights offering completed by the Acquiring Fund on January 28, 2008.

(2) No expense information is presented with respect to preferred shares because holders of preferred shares do not bear any transaction or operating expenses of any of the Funds and will not bear any transaction or operating expenses of the combined Fund.

(3) Shares of Funds purchased on the secondary market are not subject to sales charges but may be subject to brokerage commissions or other charges. The table does not include an underwriting commission paid by shareholders in the initial offering of each Fund.

(4) Each participant in the Fund's dividend reinvestment plan pays a proportionate share of the brokerage commissions incurred with respect to open market purchases in connection with such plan.

(5) Common shareholders will be charged a $2.50 service charge and pay a brokerage commission of $0.05 per share sold if they direct the Plan Agent (as defined below) to sell common shares held in a dividend reinvestment plan account. Each participant in the Credit Strategies Fund's Dividend Reinvestment Plan will pay a pro rata share of brokerage commissions incurred when dividend reinvestment occurs in open-market purchases because the NAV per common share is greater than the market value per common share.

(6) In connection with the Reorganizations, there are certain other transaction expenses not reflected in "Other Expenses" which include, but are not limited to: costs related to the preparation, printing and distributing of this Proxy Statement/Prospectus to shareholders; costs related to preparation and distribution of materials distributed to each Fund's Board; expenses incurred in

connection with the preparation of each Agreement and the registration statement on Form N-14; SEC filing fees; legal and audit fees; portfolio transfer taxes (if any); and any similar expenses incurred in connection with the Reorganizations.

(7) Dividend rates on preferred shares are set in the auction process. Prevailing interest rate, yield curve and market circumstances at the time at which the dividend rate on preferred shares for the next dividend period are set substantially influence the rate determined in an auction. As these factors change over time, so too do the dividend rates set. In this regard, the dividend rates for each Fund's preferred shares were set on different dates and therefore do not provide a direct comparison of what these rates would be if established on the same date.

(8) Reflects a dividend rate of 5.31% based on the actual dividends paid on preferred shares during the period noted above.

(9) Reflects a dividend rate of 5.35% based on the actual dividends paid on preferred shares during the period noted above.

(10) If shareholders approve a Reorganization, the Adviser would contractually agree to waive a portion of Credit Strategies Fund's advisory fee and administration fee for two years. If Income Shares' shareholders approve its Reorganization, such combined waivers would be at an annual rate of 0.70% of the sum of Income Shares' net assets attributable to common shares as of the closing date of its Reorganization plus $30 million (representing the value of its preferred shares that historically have been outstanding). If High Income Portfolio's shareholders approve its Reorganization, such combined waivers would be at an annual rate of 0.55% of the sum of High Income Portfolio's net assets attributable to common shares as of the closing date of its Reorganization plus $40 million (representing the value of its preferred shares that historically have been outstanding). In each case, the amount of the waivers is intended to offset the additional revenue Highland would receive on each Acquired Fund's assets (including the value of its preferred shares that historically have been outstanding) due to the difference between the advisory fee rates of each Acquired Fund and Credit Strategies Fund and the fact that the Acquired Funds do not pay an administration fee to Highland. These waivers are not subject to recoupment by the Adviser. The calculations for the *pro forma* combined numbers utilize the net assets of each Acquired Fund as of December 31, 2007. The net assets of each Acquired Fund may differ on the closing date of its Reorganization.

II. Reorganization of only High Income Portfolio into the Acquiring Fund:

	ACTUAL		PRO FORMA COMBINED(1)
	High Income Portfolio (PHY)	Credit Strategies Fund (HCF)	Credit Strategies Fund (HCF)
Common Shareholder Transaction Expenses(2)			
Sales Load (as a percentage of offering price)	None(3)	None(3)	None(3)
Dividend Reinvestment Plan Fees	None(4)	None(5)	None(5)

(Unaudited)

	ACTUAL Percentage of Net Assets Attributable to Common Shares (Assuming Leverage as Described Above)		PRO FORMA COMBINED(1)
	High Income Portfolio (PHY)	Credit Strategies Fund (HCF)	Credit Strategies Fund (HCF)
Annual Expenses (as a percentage of net assets attributable to common shares)			
Management Fee	0.89%	1.64%*	1.64%*
Interest Payments on Borrowed Funds	0.01%	2.16%	2.16%
Other Expenses			
Dividend and Interest Expense For Short Positions	0.00%	0.03%	0.03%

Other Expenses(6)	0.45%	0.23%	0.20%
Total Other Expenses	0.45%	0.26%	0.23%
Total Annual Expenses	1.35%	4.06%	4.03%
Dividends on Preferred Shares	1.99%(7)(8)	0.00%	0.00%
Total Annual Fund Operating Expenses and Dividends on Preferred Shares	3.34%	4.06%	4.03%
Minus: Expense Waivers(9)	0.00%	0.00%	0.09%
Net Annual Fund Operating Expenses and Dividends on Preferred Shares	3.34%	4.06%	3.94%

* Management fees include both the investment advisory and administrative services fees paid to Highland, which were 1.37% and 0.27% of annual average net assets, respectively.

(1) The *pro forma* combined column shown assumes that High Income Portfolio was the only Acquired Fund in the Reorganization completed. As described herein, an unfavorable vote by one Acquired Fund will not affect the consummation of the Reorganization by the other Acquired Fund if approved by such other Acquired Fund's shareholders. The *pro forma* combined column also reflects the proceeds of the rights offering completed by the Acquiring Fund on January 28, 2008.

(2) No expense information is presented with respect to preferred shares because holders of preferred shares do not bear any transaction or operating expenses of any of the Funds and will not bear any transaction or operating expenses of the combined Fund.

(3) Shares of Funds purchased on the secondary market are not subject to sales charges but may be subject to brokerage commissions or other charges. The table does not include an underwriting commission paid by shareholders in the initial offering of each Fund.

(4) Each participant in the Fund's dividend reinvestment plan pays a proportionate share of the brokerage commissions incurred with respect to open market purchases in connection with such plan.

(5) Common shareholders will be charged a $2.50 service charge and pay a brokerage commission of $0.05 per share sold if they direct the Plan Agent (as defined below) to sell common shares held in a dividend reinvestment plan account. Each participant in the Credit Strategies Fund's Dividend Reinvestment Plan will pay a pro rata share of brokerage commissions incurred when dividend reinvestment occurs in open-market purchases because the NAV per common share is greater than the market value per common share.

(6) In connection with the Reorganizations, there are certain other transaction expenses not reflected in "Other Expenses" which include, but are not limited to: costs related to the preparation, printing and distributing of this Proxy Statement/Prospectus to shareholders; costs related to preparation and distribution of materials distributed to each Fund's Board; expenses incurred in connection with the preparation of each Agreement and the registration statement on Form N-14; SEC filing fees; legal and audit fees; portfolio transfer taxes (if any); and any similar expenses incurred in connection with the Reorganizations.

(7) Dividend rates on preferred shares are set in the auction process. Prevailing interest rate, yield curve and market circumstances at the time at which the dividend rate on preferred shares for the next dividend period are set substantially influence the rate determined in an auction. As these factors change over time, so too do the dividend rates set. In this regard, the dividend rates for each Fund's preferred shares were set on different dates and therefore do not provide a direct comparison of what these rates would be if established on the same date.

(8) Reflects a dividend rate of 5.31% based on the actual dividends paid on preferred shares during the period noted above.

(9) If High Income Portfolio's shareholders approve its Reorganization, the Adviser would contractually agree to waive a portion of Credit Strategies Fund's advisory fee and administration fee for two years so that such combined waivers would be at an annual rate of 0.55% of the sum of High Income Portfolio's net assets attributable to common shares as of the closing date of its Reorganization plus $40 million (representing the value of its preferred shares that historically have been outstanding). The amount of the waivers is intended to offset the additional revenue Highland would receive on High Income Portfolio's assets (including the value of its preferred shares that historically have been outstanding) due to the difference between the advisory fee rates of High Income Portfolio and Credit Strategies Fund and the fact that High Income Portfolio does not pay an administration fee to Highland. These waivers are not subject to recoupment by the Adviser. The calculations for the *pro forma* combined

numbers utilize the net assets of High Income Portfolio as of December 31, 2007. The net assets of High Income Portfolio may differ on the closing date of its Reorganization.

III. Reorganization of only Income Shares into the Acquiring Fund:

	ACTUAL		PRO FORMA COMBINED(1)
	Income Shares (CNN)	**Credit Strategies Fund (HCF)**	**Credit Strategies Fund (HCF)**
Common Shareholder Transaction Expenses(2)			
Sales Load (as a percentage of offering price)	None(3)	None(3)	None(3)
Dividend Reinvestment Plan Fees	None(4)	None(5)	None(5)

(Unaudited)

	ACTUAL Percentage of Net Assets Attributable to Common Shares (Assuming Leverage as Described Above)		PRO FORMA COMBINED(1)
	Income Shares (CNN)	**Credit Strategies Fund (HCF)**	**Credit Strategies Fund (HCF)**
Annual Expenses (as a percentage of net assets attributable to common shares)			
Management Fee	0.73%	1.64%*	1.64%*
Interest Payments on Borrowed Funds	0.07%	2.16%	2.16%
Other Expenses			
Dividend and Interest Expense For Short Positions	0.00%	0.03%	0.03%
Other Expenses(6)	0.71%	0.23%	0.21%
Total Other Expenses	0.71%	0.26%	0.24%
Total Annual Expenses	1.51%	4.06%	4.04%
Dividends on Preferred Shares	2.48%(7)(8)	0.00%	0.00%
Total Annual Fund Operating Expenses and Dividends on Preferred Shares	3.99%	4.06%	4.04%
Minus: Expense Waivers(9)	0.00%	0.00%	0.08%
Net Annual Fund Operating Expenses and Dividends on Preferred Shares	3.99%	4.06%	3.96%

* Management fees include both the investment advisory and administrative services fees paid to Highland, which were 1.37% and 0.27% of annual average net assets, respectively.

(1) The *pro forma* combined column shown assumes that Income Shares was the only Acquired Fund in the Reorganization completed. As described herein, an unfavorable vote by one Acquired Fund will not affect the consummation of the Reorganization by the other Acquired Fund if approved by such other Acquired Fund's shareholders. The *pro forma* combined column also reflects the proceeds of the rights offering completed by the Acquiring Fund on January 28, 2008.

(2) No expense information is presented with respect to preferred shares because holders of preferred shares do not bear any transaction or operating expenses of any of the Funds and will not bear any transaction or operating expenses of the combined Fund.

(3) Shares of Funds purchased on the secondary market are not subject to sales charges but may be subject to brokerage commissions or other charges. The table does not include an underwriting commission paid by shareholders in the initial offering of each Fund.

(4) Each participant in the Fund's dividend reinvestment plan pays a proportionate share of the brokerage commissions incurred with respect to open market purchases in connection with such plan.

(5) Common shareholders will be charged a $2.50 service charge and pay a brokerage commission of $0.05 per share sold if they direct the Plan Agent (as defined below) to sell common shares held in a dividend reinvestment plan account. Each participant in the Credit Strategies Fund's Dividend Reinvestment Plan will pay a pro rata share of brokerage commissions incurred when dividend reinvestment occurs in open-market purchases because the NAV per common share is greater than the market value per common share.

(6) In connection with the Reorganizations, there are certain other transaction expenses not reflected in "Other Expenses" which include, but are not limited to: costs related to the preparation, printing and distributing of this Proxy Statement/Prospectus to shareholders; costs related to preparation and distribution of materials distributed to each Fund's Board; expenses incurred in connection with the preparation of each Agreement and the registration statement on Form N-14; SEC filing fees; legal and audit fees; portfolio transfer taxes (if any); and any similar expenses incurred in connection with the Reorganizations.

(7) Dividend rates on preferred shares are set in the auction process. Prevailing interest rate, yield curve and market circumstances at the time at which the dividend rate on preferred shares for the next dividend period are set substantially influence the rate determined in an auction. As these factors change over time, so too do the dividend rates set. In this regard, the dividend rates for each Fund's preferred shares were set on different dates and therefore do not provide a direct comparison of what these rates would be if established on the same date.

(8) Reflects a dividend rate of 5.35% based on the actual dividends paid on preferred shares during the period noted above.

(9) If Income Shares' shareholders approve its Reorganization, the Adviser would contractually agree to waive a portion of Credit Strategies Fund's advisory fee and administration fee for two years so that such combined waivers would be at an annual rate of 0.70% of the sum of Income Shares' net assets attributable to common shares as of the closing date of its Reorganization plus $30 million (representing the value of its preferred shares that historically have been outstanding). The amount of the waivers is intended to offset the additional revenue Highland would receive on Income Shares' assets (including the value of its preferred shares that historically have been outstanding) due to the difference between the advisory fee rates of Income Shares and Credit Strategies Fund and the fact that Income Shares does not pay an administration fee to Highland. These waivers are not subject to recoupment by the Adviser. The calculations for the *pro forma* combined numbers utilize the net assets of Income Shares as of December 31, 2007. The net assets of Income Shares may differ on the closing date of its Reorganization.

The purpose of the tables in this section is to assist you in understanding the various costs and expenses that a shareholder will bear directly or indirectly by investing in a Fund's common shares and the Acquiring Fund's costs and expenses that are expected to be incurred in the first year following the Reorganizations.

Example

The following example is intended to help you compare the costs of investing in the Acquiring Fund *pro forma* after the Reorganizations with the costs of investing in the Acquired Funds and the Acquiring Fund without the Reorganizations. An investor would pay the following expenses on a $1,000 investment in common shares, assuming (i) the operating expense ratio for each Fund (as a percentage of net assets attributable to common shares) set forth in the table above for years 1 through 10, (ii) dividends on preferred shares as set forth in the table above (iii) average borrowings under Credit Strategies Fund's credit facility of $253.2 million prior to the Reorganizations, (iv) borrowings under Credit Strategies Fund's credit facility of $310.4 million after the Reorganizations, (v) a 5% annual return throughout the period (vi) and the contractual fee waivers noted above after the Reorganizations.

Assuming Leverage
(Unaudited)

	1 Year	3 Years	5 Years	10 Years
High Income Portfolio (PHY)	$34	$103	$174	$363
Income Shares (CNN)	$40	$122	$205	$420
Credit Strategies Fund (HCF)	$41	$124	$208	$426

	1 Year	3 Years	5 Years	10 Years
Pro Forma Combined – Credit Strategies Fund (HCF) (1)	$39	$120	$204	$423
Pro Forma Combined – Credit Strategies Fund (HCF) (2)	$40	$121	$205	$423
Pro Forma Combined – Credit Strategies Fund (HCF) (3)	$40	$121	$206	$424

(1) The *pro forma* combined row shown assumes each of the Reorganizations is completed. As described herein, an unfavorable vote by one Acquired Fund will not affect the consummation of the Reorganization by the other Acquired Fund if approved by such other Acquired Fund.

(2) The *pro forma* combined row shown assumes that High Income Portfolio was the only Acquired Fund in the Reorganization completed. As described herein, an unfavorable vote by one Acquired Fund will not affect the consummation of the Reorganization by the other Acquired Fund if approved by such other Acquired Fund.

(3) The *pro forma* combined row shown assumes that Income Shares was the only Acquired Fund in the Reorganization completed. As described herein, an unfavorable vote by one Acquired Fund will not affect the consummation of the Reorganization by the other Acquired Fund if approved by such other Acquired Fund.

The example set forth above assumes the reinvestment of all dividends and other distributions at NAV. The example should not be considered a representation of past or future expenses or annual rates of return. Actual expenses or annual rates of return may be more or less than those assumed for purposes of the example.

INFORMATION ABOUT THE FUNDS

OUTSTANDING SECURITIES

Set forth below is information about each Fund's common shares as of December 31, 2007.

Credit Strategies Fund

Title of Class	Amount Authorized	Amount Held by Fund	Amount Outstanding
Common Shares	Unlimited	-	46,056,165*

* This includes shares issued by Credit Strategies Fund pursuant to a rights offering completed on January 28, 2008. Excluding shares of the rights offering, Credit Strategies Fund had 34,520,550 shares outstanding on December 31, 2007.

High Income Portfolio

Title of Class	Amount Authorized	Amount Held by Fund	Amount Outstanding
Common Shares	100,000,000	-	30,874,699

Income Shares

Title of Class	Amount Authorized	Amount Held by Fund	Amount Outstanding
Common Shares	15,000,000	-	9,947,104

Set forth below is information about High Income Portfolio's and Income Shares' preferred shares as of December 31, 2007.

High Income Portfolio

Title of Class	Amount Authorized	Amount Held by Fund	Amount Outstanding
Series W	1,000,000	-	1,600

Income Shares

Title of Class	Amount Authorized	Amount Held by Fund	Amount Outstanding
Series T	1,000,000	-	1,200

Expenses of a Reorganization. The costs associated with the Reorganizations will be borne by each of the Acquired Funds and the Acquiring Fund in proportion to their respective net assets determined at the close of regular trading on the NYSE on the date of the Reorganizations' closing, provided that if they close at different times, that determination will be made as of the date that the first Reorganization closes. Neither the Funds nor the Adviser will pay any expenses of shareholders arising out of or in connection with the Reorganizations.

PAYMENT OF UNDISTRIBUTED INCOME IN ADVANCE OF REORGANIZATIONS

Each Acquired Fund generally retains an amount of earned net income that is not distributed in regular dividend payments in order to provide a reserve to regularize dividend payments over time. Each Acquired Fund intends to declare and pay a special dividend on its common shares in advance of the Reorganization of that Fund, distributing such reserved income. The record date for such special dividends will be a date following the approval of the Reorganization. If a Reorganization is not approved, no such special dividend will be declared or paid for the Acquired Fund for which the Reorganization has not been approved.

CAPITALIZATION

With respect to each Proposal, the following tables set forth the capitalization of each Fund as of December 31, 2007, and the *pro forma* combined capitalization of the Acquiring Fund as if all proposed Reorganizations had occurred on that date, as well as the *pro forma* combined capitalization of the Acquiring Fund as if each Reorganization had occurred on that date absent any of the other Reorganizations. The tables also assume the outstanding preferred shares of each Acquired Fund were redeemed prior to its respective Reorganization and reflect the proceeds received from the Acquiring Fund's rights offering completed on January 28, 2008. The tables should not be relied upon to determine the amount of Acquiring Fund shares that will actually be received and distributed.

If the Reorganization of your Fund(s) had taken place on December 31, 2007:

(Unaudited)	ACTUAL			ADJUSTMENT FOR RIGHTS OFFERING	ADJUSTED	ADJUSTMENT FOR REORG-ANIZATION	PRO FORMA COMBINED
	High Income Portfolio	Income Shares	Credit Strategies Fund		Credit Strategies Fund		Credit Strategies Fund
Shares outstanding							
Common shares	30,874,699	9,947,104	34,520,550	11,535,615*	46,056,165	-	55,374,655
Preferred shares	1,600	1,200	-	-	-	(2,800)	-
Net assets							
Common shares	96,357,317	58,300,946	621,078,161	143,563,457**	764,641,618	(561,950)***	918,737,932
Preferred shares and accrued dividends	40,000,000	30,000,000	-	-	-	(70,000,000)	-
Net assets including preferred shares	136,357,317	88,300,946	621,078,161	143,563,457	764,641,618	(70,561,950)	918,737,932
Net asset value per common share	3.12	5.86	17.99		16.59		16.59

* Shares issued by Credit Strategies Fund pursuant to a rights offering completed on January 28, 2008.
** Reflects the proceeds received from the rights offering completed on January 28, 2008.
*** Reflects the estimated Reorganization expenses.

If the Reorganization of your Fund(s) had taken place on December 31, 2007:

(Unaudited)	ACTUAL		ADJUSTMENT FOR RIGHTS OFFERING	ADJUSTED	ADJUSTMENT FOR REORG-ANIZATION	PRO FORMA COMBINED
	High Income Portfolio	Credit Strategies Fund		Credit Strategies Fund		Credit Strategies Fund
Shares outstanding						
Common shares	30,874,699	34,520,550	11,535,615*	46,056,165	-	51,864,797
Preferred shares	1,600	-	-	-	(1,600)	-
Net assets						
Common shares	96,357,317	621,078,161	143,563,457**	764,641,618	(561,950)***	860,436,985
Preferred shares and accrued dividends	40,000,000	-	-	-	(40,000,000)	-
Net assets including preferred shares	136,357,317	621,078,161	143,563,457	764,641,618	(40,561,950)	860,436,985
Net asset value per common share	3.12	17.99		16.59		16.59

* Shares issued by Credit Strategies Fund pursuant to a rights offering completed on January 28, 2008.
** Reflects the proceeds received from the rights offering completed on January 28, 2008.
*** Reflects the estimated Reorganization expenses.

If the Reorganization of your Fund(s) had taken place on December 31, 2007:

(Unaudited)	ACTUAL		ADJUSTMENT FOR RIGHTS OFFERING	ADJUSTED	ADJUSTMENT FOR REORG-ANIZATION	PRO FORMA COMBINED
	Income Shares	Credit Strategies Fund		Credit Strategies Fund		Credit Strategies Fund
Shares outstanding						
Common shares	9,947,104	34,520,550	11,535,615*	46,056,165	-	49,570,863
Preferred shares	1,200	-	-	-	(1,200)	-
Net assets						
Common shares	58,300,946	621,078,161	143,563,457**	764,641,618	(561,950)***	822,380,614
Preferred shares and accrued dividends	30,000,000	-	-	-	(30,000,000)	-
Net assets including preferred shares	88,300,946	621,078,161	143,563,457	764,641,618	(30,561,950)	822,380,614
Net asset value per common share	5.86	17.99		16.59		16.59

* Shares issued by Credit Strategies Fund pursuant to a rights offering completed on January 28, 2008.
** Reflects the proceeds received from the rights offering completed on January 28, 2008.
*** Reflects the estimated Reorganization expenses.

MANAGEMENT OF THE FUNDS

TRUSTEES/DIRECTORS AND OFFICERS

The Directors of each Acquired Fund are the same individuals as the Trustees of the Acquiring Fund. Each Fund's Board provides broad supervision over the affairs of each Fund. The officers of each Fund are responsible for the Fund's operations. The Trustees/Directors and officers of the Funds, together with their principal occupations during the past five years, are listed in the Statement of Additional Information. Each of the Trustees/Directors serves as a Trustee/Director for other closed-end investment companies for which the Adviser serves as investment adviser.

Statement of Operations

Pro Forma Combined Statement of Operations for Highland Credit Strategies Fund and Prospect Street High Income Portfolio Inc. for the Twelve Months ended December 31, 2007 (Unaudited)

	Highland Credit Strategies Fund (HCF)	Rights Offering Pro Forma Adjustments f	Pro Forma Including Rights Offering Highland Credit Strategies Fund (HCF)	Prospect Street High Income Portfolio (PHY)	Pro Forma Adjustments	Pro Forma Combined Highland Credit Strategies Fund (HCF)
Investment Income:						
Interest	85,031,062		85,031,062	12,132,742	-	97,163,804
Accretion of bond discount	-			678,083		678,083
Dividends	1,826,564		1,826,564	-	-	1,826,564
Securities lending income	7,479		7,479	163,872	-	171,351
Total investment income	86,865,105	-	86,865,105	12,974,697	-	99,839,802
Expenses:						
Investment advisory fees	9,368,976	1,967,689	11,336,665	947,447	501,770 b	12,785,882
Administration fees	1,873,796	393,538	2,267,334	33,406 a	289,884 b	2,590,624
Accounting service fees	449,908	38,470	488,378	33,406 a	(6,846) c	514,938
Transfer agent fees	34,147	-	34,147	29,371	(29,371) c	34,147
Professional fees	332,701	-	332,701	64,245	(64,245) c	332,701
Trustees' fees	32,295	-	32,295	46,036	(46,036) c	32,295
Custodian fees	118,582	24,905	143,487	13,640	-	157,127
Registration fees	37,005	-	37,005	29,746	(29,746) c	37,005
Preferred shares broker expense	-	-	-	102,437	(102,437) d	-
Reports to shareholders	113,710	23,882	137,592	40,216	(22,627) c	155,181
Other Expenses	413,714	19,696	433,410	82,223	(72,909) c	442,724
Net operating expenses	12,774,834	2,468,180	15,243,014	1,422,173	417,437	17,082,624
Interest Expense	14,759,102		14,759,102	14,204	2,331,990 g	17,105,297
Dividends on securities sold short	226,480		226,480	-	-	226,480
Total Expenses	27,760,416	2,468,180	30,228,596	1,436,377	2,749,427	34,414,401
Less: Fee waiver	-	-	-	-	(791,654) e	(791,654)
Net expense	27,760,416	2,468,180	30,228,596	1,436,377	1,957,773	33,622,747
Net investment income	59,104,689	(2,468,180)	56,636,509	11,538,320	(1,957,773)	66,217,055
Net Realized and Unrealized Gain/(Loss) on Investments:						
Net realized gain/(loss) on investments	17,716,313		17,716,313	3,680,385		21,396,698
Net realized gain/(loss) on swaps	877,812		877,812	-		877,812
Net realized gain/(loss) on foreign currency transactions	(988,007)		(988,007)	76,789		(911,218)
Net change in unrealized appreciation/(depreciation) on investments	(72,891,311)		(72,891,311)	(14,923,803)		(87,815,114)
Net change in unrealized appreciation/(depreciation) on unfunded transactions	(1,205,082)		(1,205,082)	-		(1,205,082)
Net change in unrealized appreciation/(depreciation) on short positions	324,633		324,633	-		324,633
Net change in unrealized appreciation/(depreciation) on forward currency contracts	(1,275,258)		(1,275,258)	-		(1,275,258)
Net change in unrealized appreciation/(depreciation) on swaps	(6,370,327)		(6,370,327)	-		(6,370,327)
Net change in unrealized appreciation/(depreciation) on translation of assets and						-
liabilities denominated in foreign currency	(55,214)		(55,214)	73,767		18,553
Net realized and unrealized gain/(loss) on investments	(63,866,441)	-	(63,866,441)	(11,092,863)	-	(74,959,304)
Distributions to Preferred Shareholders	-	-	-	(2,149,833)	2,149,833 d	-
Net (decrease)/increase in net assets, applicable to common shareholders, from operations	(4,761,752)	(2,468,180)	(7,229,932)	(1,704,376)	192,060	(8,742,248)

See Notes to Pro Forma Combined Financial Statements

(a) On historical financial statements the administration fee has included both accounting and administrative services payable to third party service providers.
(b) Reflects the increase in the advisory fee due to the higher advisory fee of HCF relative to PHY and a higher administration fee for HCF relative to PHY.
(c) Reflects the elimination of duplicative expenses and economies of scale due to the proposed merger.
(d) Reflects the redemption of the preferred shares outstanding prior to the reorganization and thus elimination of related expenses.
(e) Reflects the contractual fee waiver implemented upon shareholder approval of the reorganization.
(f) Reflects adjustments due to proceeds received from the rights offering that closed on January 28, 2008.
(g) Reflects adjustments due to incurring interest expense via a credit facility versus distributions to preferred shares.

PROXY STATEMENT of
Prospect Street High Income Portfolio Inc. ("High Income Portfolio")
Prospect Street Income Shares Inc. ("Income Shares")
(each, an "Acquired Fund")

And

PROSPECTUS for
Common Shares of
Highland Credit Strategies Fund
("Credit Strategies Fund" or the "Acquiring Fund")

The address of the Acquired Funds and the Acquiring Fund (each, a "Fund") is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240 and the telephone number of each Fund is 1-877-665-1287.

* * * * * *

This Proxy Statement and Prospectus ("Proxy Statement/Prospectus") contains the information stockholders of each Acquired Fund should know before voting on the proposed reorganizations (each a "Reorganization" and, together, the "Reorganizations") and election of the nominees for director for each Acquired Fund ("Directors"). Please read it carefully and retain it for future reference. For ease of reading, "shares" and "shareholders" has been used in certain places in the Proxy Statement/Prospectus to describe, respectively, the stock of each Acquired Fund and holders of stock of each Acquired Fund.

How the Reorganizations Will Work

- Each Acquired Fund will redeem its preferred shares prior to its Reorganization. A Reorganization will not be completed unless, before the final shareholder vote thereon, the participating Acquired Fund commences, and irrevocably commits to complete as expeditiously as possible, the process for redeeming its preferred shares. Pursuant to each Reorganization, an Acquired Fund will transfer all of its assets to the Acquiring Fund, which will assume each Acquired Fund's liabilities.

- If each Reorganization is approved by its respective shareholders, the Acquiring Fund will issue newly issued common shares of beneficial interest, with $0.001 par value ("Acquiring Fund Common Shares"), and cash (in lieu of certain fractional shares) in an aggregate amount equal to the value of each Acquired Fund's net assets attributable to its common shares. These shares will be distributed to each Acquired Fund's common shareholders in proportion to their holdings immediately prior to the Reorganization.

- Each Acquired Fund will be dissolved and its shareholders will become shareholders of the Acquiring Fund.

- The Reorganization of an Acquired Fund is conditioned upon the approval of its shareholders. However, the Reorganizations are not contingent upon each other and the Reorganization of one Acquired Fund will proceed, if approved by its shareholders, even if the Reorganization for the other Acquired Fund is not approved. If a Reorganization is not approved by an Acquired Fund, that Fund will continue to exist and its Board of Directors will consider what additional action, if any, to take.

- Each Reorganization is intended to result in no income or recognized gain or loss for federal income tax purposes to the Acquiring Fund, the Acquired Fund or the shareholders of the Funds, except for distributions of net realized capital gains, if any, resulting from the sale of an Acquired Fund's assets in connection with its Reorganization. In addition, shareholders of the Acquired Funds may recognize gain or loss with respect to cash such holders receive pursuant to the Reorganization in lieu of fractional shares.

Rationale for the Reorganizations

The Board of Directors of each Acquired Fund and the Board of Trustees of the Acquiring Fund (each a "Board") believes that reorganizing each Acquired Fund into the Acquiring Fund, a fund with a similar investment objective and having a combined portfolio with greater assets, offers you potential benefits. These potential benefits and Board considerations include:

- Exchange of Common Shares at Net Asset Value ("NAV"). On its closing date, a Reorganization will result in the Acquired Fund shareholders receiving shares of the Acquiring Fund and cash (in lieu of certain fractional shares) based on the Acquired Fund's NAV (*i.e.*, the Acquired Fund will get its NAV's worth of common shares of the Acquiring Fund and cash (in lieu of certain fractional shares)). It should be noted, however, that shares of the Acquiring Fund received in a Reorganization will likely trade at a market discount from NAV following the Reorganization, so that an Acquired Fund common shareholder may not be able to sell these shares for their NAV. It should also be noted that since inception shares of the Acquiring Fund generally have traded at a smaller discount or wider premium from NAV than shares of either Acquired Fund. However, since late December until the Board approved the Reorganization in February 2008, Acquiring Fund shares have frequently traded at a larger discount from NAV than shares of either Acquired Fund. The ~~Acquired~~Acquiring Fund commenced a rights offering in late December and completed the rights offering on January 28, 2008. Historically, rights offerings have increased the discount from NAV for a fund.

- Increased Use of Capital Losses. Each Acquired Fund has sustained substantial capital losses in recent years, which are available as "capital loss carryovers" ("CLCs") in the current and future taxable years (through their respective taxable years ending in 2013), but is not expected to be able to generate enough capital gains to be offset by those CLCs before they expire. *See* "Further Information on the Reorganizations - Federal Income Tax Consequences of the Reorganizations." Because of its larger size and investment policies and strategies, the Acquiring Fund is expected to be better able to use those CLCs to offset post-Reorganization gains of the combined Fund, although there can be no assurance that this will be the case. The Acquiring Fund's use of such CLCs, however, will be significantly limited due to the application of loss limitation rules under the federal tax law.

- Enhanced Common Share Liquidity. Following the Reorganizations, the substantially larger trading market in the common shares of the Acquiring Fund, as compared to that of each Acquired Fund prior to the Reorganizations, may provide Acquired Fund shareholders with enhanced market liquidity. Trading discounts can result from many different factors, however, and there is no assurance that a larger trading market for Acquiring Fund's common shares will have the effect of reducing or maintaining trading discounts.

- Increased Asset Size. The Acquiring Fund will obtain additional assets without incurring the commission expenses and generally greater other expenses associated with offering new shares. In addition, the Acquiring Fund is obtaining the additional portfolio securities of the Acquired Funds without the commensurate brokerage costs, dealer spreads or other trading expenses. It is also obtaining these securities in a manner that is likely to minimize the market impact of such acquisition on the short-term prices of these securities. However, the increase in Acquiring Fund shares as a result of the Reorganization(s) may also cause Acquiring Fund shares to trade at a larger discount from NAV.

- Economies of Scale in Certain Expenses. A combined Fund offers economies of scale that may lead to a reduction in certain expenses. With these reduced expenses and the contractual fee waivers offered by the Funds' adviser, as described below, the annual operating expenses of the combined Fund may be lower than the current annual operating expenses of Income Shares, although they are expected to be higher than High Income Portfolio's current annual operating expenses. In addition, after the waivers expire, the annual operating expenses of the combined Fund are expected to be higher than either Acquired Fund's current annual operating expenses. Each Fund incurs New York Stock Exchange ("NYSE") listing fees, costs for legal, auditing, and custodial services, and miscellaneous fees. Many of these expenses overlap and there may be an opportunity to reduce them over time if the Funds are combined. However, it is not expected that these economies of scale will be substantial.

- *Portfolio Management Efficiencies*. Each Reorganization would permit Acquired Fund shareholders to pursue similar investment goals in a larger Fund. The greater asset size of the combined Fund may allow it, relative to each Acquired Fund, to obtain better net prices on securities trades and achieve greater diversification of portfolio holdings.

- *Shareholders' Ability to Margin*. Currently, stocks that trade below $5.00 are not marginable. The Reorganization would permit shareholders of High Income Portfolio and Income Shares (if ~~its~~their shares continue to trade below $5.00) to receive shares that they could margin. Additionally, marginable securities may be more liquid that those that are not marginable as many institutional/large investors are believed to avoid stocks that are not marginable.

Each Board also considered that if shareholders approve a Reorganization, Highland Capital Management, L.P. ("Adviser" or "Highland") would contractually agree to waive a portion of Credit Strategies Fund's advisory fee and administration fee for two years so that Highland would receive no additional benefit from the Reorganization for two years. ~~If Income Shares' shareholders approve its Reorganization, such combined waivers would be at an annual rate of 0.70% of the sum of Income Shares' net assets attributable to common shares as of the closing date of its Reorganization plus $30 million (representing the value of its preferred shares that historically have been outstanding). If High Income Portfolio's shareholders approve its Reorganization, such combined waivers would be at an annual rate of 0.55% of the sum of High Income Portfolio's net assets attributable to common shares as of the closing date of its Reorganization plus $40 million (representing the value of its preferred shares that historically have been outstanding). In each case, the amount of the~~The waivers are intended to offset the additional revenue Highland would receive on each Acquired Fund's assets (calculated as of the date of its Reorganization and including the value of its preferred shares that historically have been outstanding) due to the difference between the advisory fee rates of each Acquired Fund and Credit Strategies Fund and the fact that the Acquired Funds do not pay an administration fee to Highland. However, even with the contractual fee waivers, the annual operating expenses of the combined Fund are expected to be higher than High Income Portfolio's current annual operating expenses and, after the waivers expire, the annual operating expenses of the combined Fund are expected to be higher than either Acquired Fund's current annual operating expenses. As of each Fund's last fiscal year, the total annual operating expenses, as a percentage of average net assets, of High Income Portfolio, Income Shares and Credit Strategies Fund were 3.34%, 3.99% and 4.06%, respectively. Assuming each Reorganization is approved, the estimated total annual operating expenses of the combined Fund would be 4.03% of average net assets and, with the contractual fee waivers described above, the estimated net annual operating expenses of the combined Fund would be 3.88% of average net assets.

The Board of each Acquired Fund unanimously recommends that you vote FOR the Reorganization of your Fund into Credit Strategies Fund. For further information, please see the individual description of the proposal affecting your Fund contained in the Proxy Statement/Prospectus.

Who Bears the Expenses Associated with the ~~Reorganizations~~Proxy Statement/Prospectus

The costs associated with the Reorganizations will be borne by each of the Acquired Funds and the Acquiring Fund in proportion to their respective net assets determined at the close of regular trading on the NYSE on the date of the Reorganizations' closing, provided that if they close at different times, that determination will be made as of the date that the first Reorganization closes. The costs associated with the election of Directors will be borne by each of the Acquired Funds.

Who is Eligible to Vote

Shareholders of record on ~~[_____]~~April 14, 2008 are entitled to attend and vote at the meeting or any adjourned meeting. Each share is entitled to one vote. Shares represented by properly executed proxy cards, unless revoked before or at the meeting, will be voted according to shareholders' instructions. If you sign a proxy card but do not fill in a vote, your shares will be voted for the Reorganization and for the election of the nominees for Director. If any other business comes before the meeting, your shares will be voted at the discretion of the persons named as proxies.

~~Shares of the Acquiring Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or other depository institution. These shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.~~

~~Shares of the Acquiring Fund have not been approved or disapproved by the Securities and Exchange Commission (the "SEC"). The SEC has not passed upon the accuracy or adequacy of this Proxy Statement/Prospectus. Any representation to the contrary is a criminal offense.~~

The common shares of the Acquiring Fund are listed on the NYSE under the ticker symbol "HCF" and will continue to be so listed subsequent to the Reorganizations. The common shares of High Income Portfolio and Income Shares are listed on the NYSE under the ticker symbols "PHY" and "CNN," respectively.

Shares of the Acquiring Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or other depository institution. These shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

Where to Get More Information

Credit Strategies Fund's annual report to shareholders dated December 31, 2007 High Income Portfolio's annual report to shareholders dated October 31, 2007 Income Shares' annual report to shareholders dated December 31, 2007	Previously sent to the shareholders of each respective Fund and on file with the SEC or available at no charge by calling our toll free number: 877-665-1287.
A Statement of Additional Information dated April [~~___~~], 2008, which relates to this Proxy Statement/Prospectus and the Reorganizations, has been filed with the SEC and contains additional information about the Acquired Funds and the Acquiring Fund	On file with the SEC or available at no charge by calling our toll free number: 877-665-1287. The statement of additional information is incorporated by reference into (and therefore legally part of) this Proxy Statement/Prospectus.
To ask questions about this Proxy Statement/Prospectus	Call our toll-free telephone number: 877-665-1287.

The date of this Proxy Statement/Prospectus is April [~~___~~], 2008.

FEE, EXPENSE AND DISTRIBUTIONS ON PREFERRED SHARES TABLE FOR COMMON SHAREHOLDERS OF THE FUNDS

Summary of Expense Comparison

As the tables below indicate, with the contractual fee waivers offered by Highland and the proceeds of a rights offering completed by Credit Strategies Fund on January 28, 2008, the *pro forma* annual operating expenses of Credit Strategies Fund may be lower than the annual operating expenses of Income Shares, although they are expected to be higher than High Income Portfolio's annual operating expenses. In addition, a combined Fund offers the potential for economies of scale that may lead to a slight reduction in certain expenses.

The Funds' Expenses

The tables below illustrate the change in operating expenses expected as a result of the Reorganization. The tables set forth (i) the fees, expenses and distributions to preferred shareholders paid by High Income Portfolio for the period ended October 31, 2007, (ii) the fees, expenses and distributions to preferred shareholders paid by Income Portfolio for the period ended December 31, 2007; (iii) the fees, expenses, and interest payments on borrowed funds paid by Credit Strategies Fund for the period ended December 31, 2007; and (iv) the *pro forma* fees, expenses and interest payments on borrowed funds for the Acquiring Fund for the period ended December 31, 2007, assuming each of the Reorganizations had been completed at the beginning of such period. The following tables show each Fund's expenses as a percentage of net assets attributable to common shares and reflect the issuance of preferred shares in an amount equal to 29.33% of High Income Portfolio's total assets and 33.97% of Income Shares' total assets and borrowing in an amount equal to 28.54% of Credit Strategies Fund's total assets and 28.54% of the combined Fund's total assets after the Reorganizations are completed.

As described herein, an unfavorable vote by the shareholders of one Acquired Fund will not affect the consummation of the Reorganization by the other Acquired Fund if approved by such other Acquired Fund's shareholders. It is anticipated that the most favorable expense ratio will be achieved for each Acquired Fund if both of the Reorganizations are approved and consummated and that a less favorable resulting expense ratio for each Acquired Fund will result if such Acquired Fund is the only Fund that participates in the Reorganization with the Acquiring Fund. As such, the following tables illustrate the anticipated change in operating expenses expected as a result of (i) both Acquired Funds approving and participating in the Reorganization, (ii) Reorganization of only High Income Portfolio into the Acquiring Fund, and (iii) Reorganization of only Income Shares into the Acquiring Fund.

I. Both Acquired Funds Participating in the Reorganization:

	ACTUAL			PRO FORMA COMBINED(1)
	High Income Portfolio (PHY)	**Income Shares (CNN)**	**Credit Strategies Fund (HCF)**	**Credit Strategies Fund (HCF)**
Common Shareholder Transaction Expenses(2)				
Sales Load (as a percentage of offering price)	None(3)	None(3)	None(3)	None(3)
Dividend Reinvestment Plan Fees	None(4)	None(4)	None(5)	None(5)

(Unaudited)

	ACTUAL Percentage of Net Assets Attributable to Common Shares (Assuming Leverage as Described Above)			PRO FORMA COMBINED(1)
	High Income Portfolio	**Income Shares**	**Credit Strategies**	**Credit Strategies Fund**

	(PHY)	(CNN)	Fund (HCF)	(HCF)
Annual Expenses (as a percentage of net assets attributable to common shares)				
Management Fee	0.89%	0.73%	1.64%*	1.64%*
Interest Payments on Borrowed Funds	0.01%	0.07%	2.16%	2.16%
Other Expenses				
Dividend ~~Income From~~and Interest Expense For Short Positions	0.00%	0.00%	0.03%	0.03%
Other Expenses(6)	0.45%	0.71%	0.23%	0.20%
Total Other Expenses	0.45%	0.71%	0.26%	0.23%
Total Annual Expenses	1.35%	1.51%	4.06%	4.03%
Dividends on Preferred Shares	1.99%(7)(8)	2.48%(7)(9)	0.00%	0.00%
Total Annual Fund Operating Expenses and Dividends on Preferred Shares	3.34%	3.99%	4.06%	4.03%
Minus: Expense Waivers(10)	0.00%	0.00%	0.00%	0.15%
Net Annual Fund Operating Expenses and Dividends on Preferred Shares	3.34%	3.99%	4.06%	3.88%

* Management fees ~~are~~include both the investment advisory and administrative services fees paid to Highland~~.~~, which were 1.37% and 0.27% of annual average net assets, respectively.

(1) The *pro forma* combined column shown assumes both Reorganizations are completed. As described herein, an unfavorable vote by one Acquired Fund will not affect the consummation of the Reorganization by the other Acquired Fund if approved by such other Acquired Fund's shareholders. The *pro forma* combined column also reflects the proceeds of the rights offering completed by the Acquiring Fund on January 28, 2008.

(2) No expense information is presented with respect to preferred shares because holders of preferred shares do not bear any transaction or operating expenses of any of the Funds and will not bear any transaction or operating expenses of the combined Fund.

(3) Shares of Funds purchased on the secondary market are not subject to sales charges but may be subject to brokerage commissions or other charges. The table does not include an underwriting commission paid by shareholders in the initial offering of each Fund.

(4) Each participant in the Fund's dividend reinvestment plan pays a proportionate share of the brokerage commissions incurred with respect to open market purchases in connection with such plan.

(5) Common shareholders will be charged a $2.50 service charge and pay a brokerage commission of $0.05 per share sold if they direct the Plan Agent (as defined below) to sell common shares held in a dividend reinvestment plan account. Each participant in the Credit Strategies Fund's Dividend Reinvestment Plan will pay a pro rata share of brokerage commissions incurred when dividend reinvestment occurs in open-market purchases because the NAV per common share is greater than the market value per common share.

(6) In connection with the Reorganizations, there are certain other transaction expenses not reflected in "Other Expenses" which include, but are not limited to: costs related to the preparation, printing and distributing of this Proxy Statement/Prospectus to shareholders; costs related to preparation and distribution of materials distributed to each Fund's Board; expenses incurred in connection with the preparation of each Agreement and the registration statement on Form N-14; SEC filing fees; legal and audit fees; portfolio transfer taxes (if any); and any similar expenses incurred in connection with the Reorganizations.

(7) Dividend rates on preferred shares are set in the auction process. Prevailing interest rate, yield curve and market circumstances at the time at which the dividend rate on preferred shares for the next dividend period are set substantially influence the rate determined in an auction. As these factors change over time, so too do the dividend rates set. In this regard,

the dividend rates for each Fund's preferred shares were set on different dates and therefore do not provide a direct comparison of what these rates would be if established on the same date.

(8) Reflects a dividend rate of 5.31% based on the actual dividends paid on preferred shares during the period noted above.

(9) Reflects a dividend rate of 5.35% based on the actual dividends paid on preferred shares during the period noted above.

(10) If shareholders approve a Reorganization, the Adviser would contractually agree to waive a portion of Credit Strategies Fund's advisory fee and administration fee for two years. If Income Shares' shareholders approve its Reorganization, such combined waivers would be at an annual rate of 0.70% of the sum of Income Shares' net assets attributable to common shares as of the closing date of its Reorganization plus $30 million (representing the value of its preferred shares that historically have been outstanding). If High Income Portfolio's shareholders approve its Reorganization, such combined waivers would be at an annual rate of 0.55% of the sum of High Income Portfolio's net assets attributable to common shares as of the closing date of its Reorganization plus $40 million (representing the value of its preferred shares that historically have been outstanding). In each case, the amount of the waivers ~~are~~is intended to offset the additional revenue Highland would receive on each Acquired Fund's assets (including the value of its preferred shares that historically have been outstanding) due to the difference between the advisory fee rates of each Acquired Fund and Credit Strategies Fund and the fact that the Acquired Funds do not pay an administration fee to Highland. <u>These waivers are not subject to recoupment by the Adviser.</u> The calculations for the *pro forma* combined numbers utilize the net assets of each Acquired Fund as of December 31, 2007. The net assets of each Acquired Fund may differ on the closing date of its Reorganization.

II. Reorganization of only High Income Portfolio into the Acquiring Fund:

	ACTUAL		PRO FORMA COMBINED(1)
	High Income Portfolio (PHY)	**Credit Strategies Fund (HCF)**	**Credit Strategies Fund (HCF)**
Common Shareholder Transaction Expenses(2)			
Sales Load (as a percentage of offering price)	None(3)	None(3)	None(3)
Dividend Reinvestment Plan Fees	None(4)	None(5)	None(5)

(Unaudited)	ACTUAL Percentage of Net Assets Attributable to Common Shares (Assuming Leverage as Described Above)		PRO FORMA COMBINED(1)
	High Income Portfolio (PHY)	**Credit Strategies Fund (HCF)**	**Credit Strategies Fund (HCF)**
Annual Expenses (as a percentage of net assets attributable to common shares)			
Management Fee	0.89%	1.64%*	1.64%*
Interest Payments on Borrowed Funds	0.01%	2.16%	2.16%
Other Expenses			
Dividend ~~Income From~~and Interest Expense For Short Positions	0.00%	0.03%	0.03%
Other Expenses(6)	0.45%	0.23%	0.20%
Total Other Expenses	0.45%	0.26%	0.23%
Total Annual Expenses	1.35%	4.06%	4.03%
Dividends on Preferred Shares	1.99%(7)(8)	0.00%	0.00%
Total Annual Fund Operating Expenses and Dividends on Preferred Shares	3.34%	4.06%	4.03%
Minus: Expense Waivers(9)	0.00%	0.00%	0.09%
Net Annual Fund Operating Expenses and Dividends on Preferred Shares	3.34%	4.06%	3.94%

* Management fees ~~are~~include both the investment advisory and administrative services fees paid to Highland, which were 1.37% and 0.27% of annual average net assets, respectively.

(1) The *pro forma* combined column shown assumes that High Income Portfolio was the only Acquired Fund in the Reorganization completed. As described herein, an unfavorable vote by one Acquired Fund will not affect the consummation of the Reorganization by the other Acquired Fund if approved by such other Acquired Fund's shareholders. The *pro forma* combined column also reflects the proceeds of the rights offering completed by the Acquiring Fund on January 28, 2008.

(2) No expense information is presented with respect to preferred shares because holders of preferred shares do not bear any transaction or operating expenses of any of the Funds and will not bear any transaction or operating expenses of the combined Fund.

(3) Shares of Funds purchased on the secondary market are not subject to sales charges but may be subject to brokerage commissions or other charges. The table does not include an underwriting commission paid by shareholders in the initial offering of each Fund.

(4) Each participant in the Fund's dividend reinvestment plan pays a proportionate share of the brokerage commissions incurred with respect to open market purchases in connection with such plan.

(5) Common shareholders will be charged a $2.50 service charge and pay a brokerage commission of $0.05 per share sold if they direct the Plan Agent (as defined below) to sell common shares held in a dividend reinvestment plan account. Each participant in the Credit Strategies Fund's Dividend Reinvestment Plan will pay a pro rata share of brokerage commissions incurred when dividend reinvestment occurs in open-market purchases because the NAV per common share is greater than the market value per common share.

(6) In connection with the Reorganizations, there are certain other transaction expenses not reflected in "Other Expenses" which include, but are not limited to: costs related to the preparation, printing and distributing of this Proxy Statement/Prospectus to shareholders; costs related to preparation and distribution of materials distributed to each Fund's Board; expenses incurred in connection with the preparation of each Agreement and the registration statement on Form N-14; SEC filing fees; legal and audit fees; portfolio transfer taxes (if any); and any similar expenses incurred in connection with the Reorganizations.

(7) Dividend rates on preferred shares are set in the auction process. Prevailing interest rate, yield curve and market circumstances at the time at which the dividend rate on preferred shares for the next dividend period are set substantially influence the rate determined in an auction. As these factors change over time, so too do the dividend rates set. In this regard, the dividend rates for each Fund's preferred shares were set on different dates and therefore do not provide a direct comparison of what these rates would be if established on the same date.

(8) Reflects a dividend rate of 5.31% based on the actual dividends paid on preferred shares during the period noted above.

(9) If High Income Portfolio's shareholders approve its Reorganization, the Adviser would contractually agree to waive a portion of Credit Strategies Fund's advisory fee and administration fee for two years so that such combined waivers would be at an annual rate of 0.55% of the sum of High Income Portfolio's net assets attributable to common shares as of the closing date of its Reorganization plus $40 million (representing the value of its preferred shares that historically have been outstanding). The amount of the waivers ~~are~~is intended to offset the additional revenue Highland would receive on High Income Portfolio's assets (including the value of its preferred shares that historically have been outstanding) due to the difference between the advisory fee rates of High Income Portfolio and Credit Strategies Fund and the fact that High Income Portfolio does not pay an administration fee to Highland. These waivers are not subject to recoupment by the Adviser. The calculations for the *pro forma* combined numbers utilize the net assets of High Income Portfolio as of December 31, 2007. The net assets of High Income Portfolio may differ on the closing date of its Reorganization.

III. Reorganization of only Income Shares into the Acquiring Fund:

	ACTUAL		PRO FORMA COMBINED(1)
	Income Shares (CNN)	Credit Strategies Fund (HCF)	Credit Strategies Fund (HCF)
Common Shareholder Transaction Expenses(2)			
Sales Load (as a percentage of offering price)	None(3)	None(3)	None(3)
Dividend Reinvestment Plan Fees	None(4)	None(5)	None(5)

(Unaudited)	ACTUAL Percentage of Net Assets Attributable to Common Shares (Assuming Leverage as Described Above)		PRO FORMA COMBINED(1)
	Income Shares (CNN)	Credit Strategies Fund (HCF)	Credit Strategies Fund (HCF)
Annual Expenses (as a percentage of net assets attributable to common shares)			
Management Fee	0.73%	1.64%*	1.64%*
Interest Payments on Borrowed Funds	0.07%	2.16%	2.16%
Other Expenses			
Dividend ~~Income From~~<u>and Interest Expense For</u> Short Positions	0.00%	0.03%	0.03%
Other Expenses(6)	0.71%	0.23%	0.21%
Total Other Expenses	0.71%	0.26%	0.24%
Total Annual Expenses	1.51%	4.06%	4.04%
Dividends on Preferred Shares	2.48%(7)(8)	0.00%	0.00%
Total Annual Fund Operating Expenses and Dividends on Preferred Shares	3.99%	4.06%	4.04%
Minus: Expense Waivers(9)	0.00%	0.00%	0.08%
Net Annual Fund Operating Expenses and Dividends on Preferred Shares	3.99%	4.06%	3.96%

* Management fees ~~are~~<u>include</u> both the investment advisory and administrative services fees paid to Highland<u>, which were 1.37% and 0.27% of annual average net assets, respectively</u>.

(1) The *pro forma* combined column shown assumes that Income Shares was the only Acquired Fund in the Reorganization completed. As described herein, an unfavorable vote by one Acquired Fund will not affect the consummation of the Reorganization by the other Acquired Fund if approved by such other Acquired Fund's shareholders. The *pro forma* combined column also reflects the proceeds of the rights offering completed by the Acquiring Fund on January 28, 2008.

(2) No expense information is presented with respect to preferred shares because holders of preferred shares do not bear any transaction or operating expenses of any of the Funds and will not bear any transaction or operating expenses of the combined Fund.

(3) Shares of Funds purchased on the secondary market are not subject to sales charges but may be subject to brokerage commissions or other charges. The table does not include an underwriting commission paid by shareholders in the initial offering of each Fund.

(4) Each participant in the Fund's dividend reinvestment plan pays a proportionate share of the brokerage commissions incurred with respect to open market purchases in connection with such plan.

(5) Common shareholders will be charged a $2.50 service charge and pay a brokerage commission of $0.05 per share sold if they direct the Plan Agent (as defined below) to sell common shares held in a dividend reinvestment plan account. Each participant in the Credit Strategies Fund's Dividend Reinvestment Plan will pay a pro rata share of brokerage commissions incurred when dividend reinvestment occurs in open-market purchases because the NAV per common share is greater than the market value per common share.

(6) In connection with the Reorganizations, there are certain other transaction expenses not reflected in "Other Expenses" which include, but are not limited to: costs related to the preparation, printing and distributing of this Proxy Statement/Prospectus to shareholders; costs related to preparation and distribution of materials distributed to each Fund's Board; expenses incurred in connection with the preparation of each Agreement and the registration statement on Form N-14; SEC filing fees; legal and audit fees; portfolio transfer taxes (if any); and any similar expenses incurred in connection with the Reorganizations.

(7) Dividend rates on preferred shares are set in the auction process. Prevailing interest rate, yield curve and market circumstances at the time at which the dividend rate on preferred shares for the next dividend period are set substantially influence the rate determined in an auction. As these factors change over time, so too do the dividend rates set. In this regard, the dividend rates for each Fund's preferred shares were set on different dates and therefore do not provide a direct comparison of what these rates would be if established on the same date.

(8) Reflects a dividend rate of 5.35% based on the actual dividends paid on preferred shares during the period noted above.

(9) If Income Shares' shareholders approve its Reorganization, the Adviser would contractually agree to waive a portion of Credit Strategies Fund's advisory fee and administration fee for two years so that such combined waivers would be at an annual rate of 0.70% of the sum of Income Shares' net assets attributable to common shares as of the closing date of its Reorganization plus $30 million (representing the value of its preferred shares that historically have been outstanding). The amount of the waivers ~~are~~is intended to offset the additional revenue Highland would receive on Income Shares' assets (including the value of its preferred shares that historically have been outstanding) due to the difference between the advisory fee rates of Income Shares and Credit Strategies Fund and the fact that Income Shares does not pay an administration fee to Highland. <u>These waivers are not subject to recoupment by the Adviser. </u> The calculations for the *pro forma* combined numbers utilize the net assets of Income Shares as of December 31, 2007. The net assets of Income Shares may differ on the closing date of its Reorganization.

The purpose of the tables in this section is to assist you in understanding the various costs and expenses that a shareholder will bear directly or indirectly by investing in a Fund's common shares and the Acquiring Fund's costs and expenses that are expected to be incurred in the first year following the Reorganizations.

Example

The following example is intended to help you compare the costs of investing in the Acquiring Fund *pro forma* after the Reorganizations with the costs of investing in the Acquired Funds and the Acquiring Fund without the Reorganizations. An investor would pay the following expenses on a $1,000 investment in common shares, assuming (i) the operating expense ratio for each Fund (as a percentage of net assets attributable to common shares) set forth in the table above for years 1 through 10, (ii) dividends on preferred shares as set forth in the table above (iii) average borrowings under Credit Strategies Fund's credit facility of $253.2 million prior to the Reorganizations, (iv) borrowings under Credit Strategies Fund's credit facility of $310.4 million after the Reorganizations, (v) a 5% annual return throughout the period (vi) and the contractual fee waivers noted above after the Reorganizations.

Assuming Leverage
(Unaudited)

	1 Year	3 Years	5 Years	10 Years
High Income Portfolio (PHY)	$34	$103	$174	$363
Income Shares (CNN)	$40	$122	$205	$420
Credit Strategies Fund (HCF)	$41	$124	$208	$426
Pro Forma Combined – Credit Strategies Fund (HCF) (1)	$39	$120	$204	$423
Pro Forma Combined – Credit Strategies Fund (HCF) (2)	$40	$121	$205	$423
Pro Forma Combined – Credit Strategies Fund (HCF) (3)	$40	$121	$206	$424

(1) The *pro forma* combined row shown assumes each of the Reorganizations is completed. As described herein, an unfavorable vote by one Acquired Fund will not affect the consummation of the Reorganization by the other Acquired Fund if approved by such other Acquired Fund.

(2) The *pro forma* combined row shown assumes that High Income Portfolio was the only Acquired Fund in the Reorganization completed. As described herein, an unfavorable vote by one Acquired Fund will not affect the consummation of the Reorganization by the other Acquired Fund if approved by such other Acquired Fund.

(3) The *pro forma* combined row shown assumes that Income Shares was the only Acquired Fund in the Reorganization completed. As described herein, an unfavorable vote by one Acquired Fund will not affect the consummation of the Reorganization by the other Acquired Fund if approved by such other Acquired Fund.

The example set forth above assumes the reinvestment of all dividends and other distributions at NAV. The example should not be considered a representation of past or future expenses or annual rates of return. Actual expenses or annual rates of return may be more or less than those assumed for purposes of the example.


INFORMATION ABOUT THE FUNDS


OUTSTANDING SECURITIES

Set forth below is information about each Fund's common shares as of December 31, 2007.

Credit Strategies Fund

Title of Class	Amount Authorized	Amount Held by Fund	Amount Outstanding
Common Shares	Unlimited	-	46,056,165*

* This includes shares issued by Credit Strategies Fund pursuant to a rights offering completed on January 28, 2008. Excluding shares of the rights offering, Credit Strategies Fund had 34,520,550 shares outstanding on December 31, 2007.

High Income Portfolio

Title of Class	Amount Authorized	Amount Held by Fund	Amount Outstanding
Common Shares	100,000,000	-	30,874,699

Income Shares

Title of Class	Amount Authorized	Amount Held by Fund	Amount Outstanding
Common Shares	15,000,000	-	9,947,104

Set forth below is information about High Income Portfolio's and Income Shares' preferred shares as of December 31, 2007.

High Income Portfolio

Title of Class	Amount Authorized	Amount Held by Fund	Amount Outstanding
Series W	1,000,000	-	1,600

Income Shares

Title of Class	Amount Authorized	Amount Held by Fund	Amount Outstanding
Series T	1,000,000	-	1,200

any time before the closing date of the Reorganization, if the Boards believe that proceeding with that Reorganization would no longer be advisable.

Expenses of a Reorganization. The costs associated with the Reorganizations will be borne by each of the Acquired Funds and the Acquiring Fund in proportion to their respective net assets determined at the close of regular trading on the NYSE on the date of the Reorganizations' closing, provided that if they close at different times, that determination will be made as of the date that the first Reorganization closes. Neither the Funds nor the Adviser will pay any expenses of shareholders arising out of or in connection with the Reorganizations.

PAYMENT OF UNDISTRIBUTED INCOME IN ADVANCE OF REORGANIZATIONS

Each Acquired Fund generally retains an amount of earned net income that is not distributed in regular dividend payments in order to provide a reserve to regularize dividend payments over time. Each Acquired Fund intends to declare and pay a special dividend on its common shares in advance of the Reorganization of that Fund, distributing such reserved income. The record date for such special dividends will be a date following the approval of the Reorganization. If a Reorganization is not approved, no such special dividend will be declared or paid for the Acquired Fund for which the Reorganization has not been approved.

CAPITALIZATION

With respect to each Proposal, the following tables set forth the capitalization of each Fund as of December 31, 2007, and the *pro forma* combined capitalization of the Acquiring Fund as if all proposed Reorganizations had occurred on that date, as well as the *pro forma* combined capitalization of the Acquiring Fund as if each Reorganization had occurred on that date absent any of the other Reorganizations. The tables also assume the outstanding preferred shares of each Acquired Fund were redeemed prior to its respective Reorganization and reflect the proceeds received from the Acquiring Fund's rights offering completed on January 28, 2008. The tables should not be relied upon to determine the amount of Acquiring Fund shares that will actually be received and distributed.

If the Reorganization of your Fund(s) had taken place on December 31, 2007:

(Unaudited)	~~ACTUAL~~	ACTUAL		ADJUSTMENT FOR RIGHTS OFFERING	ADJUSTED	ADJUSTMENT FOR REORG-ANIZATION	PRO FORMA COMBINED
	High Income Portfolio	Income Shares	Credit Strategies Fund		Credit Strategies Fund		Credit Strategies Fund
Shares outstanding							
Common shares	30,874,699	9,947,104	34,520,550	11,535,615*	46,056,165	–	55,374,655
Preferred shares	1,600	1,200	-	~~(2,800)~~	–	(2,800)	-
Net assets							
Common shares	96,357,317	58,300,946	621,078,161	~~143,001,508~~143,563,457**	764,641,618	(561,950)***	918,737,932
Preferred shares and accrued dividends	40,000,000	30,000,000	-	~~(70,000,000)~~	–	(70,000,000)	-
Net assets including preferred shares	136,357,317	88,300,946	621,078,161	~~73,001,508~~143,563,457	764,641,618	(70,561,950)	918,737,932
Net asset value per common share	3.12	5.86	17.99		16.59		16.59

- 75 -

* Shares issued by Credit Strategies Fund pursuant to a rights offering completed on January 28, 2008.
** Reflects the proceeds received from the rights offering completed on January 28, ~~2008 reduced by~~2008.
*** Reflects the estimated Reorganization expenses ~~of $561,950.~~.

If the Reorganization of your Fund(s) had taken place on December 31, 2007:

(Unaudited)	ACTUAL		ADJUSTMENT FOR RIGHTS OFFERING	ADJUSTED	ADJUSTMENT FOR REORG-ANIZATION	PRO FORMA COMBINED
	High Income Portfolio	Credit Strategies Fund		Credit Strategies Fund		Credit Strategies Fund
Shares outstanding						
Common shares	30,874,699	34,520,550	11,535,615*	46,056,165	-	~~51,860,469~~51,864,797
Preferred shares ~~(Series W)~~	1,600	-	~~(1,600)~~-	-	(1,600)	-
Net ~~Assets~~assets						
Common shares	96,357,317	621,078,161	~~143,001,508~~143,563,457**	764,641,618	(561,950)***	~~860,436,986~~860,436,985
Preferred shares and accrued dividends	40,000,000	-	~~(40,000,000)~~-	-	(40,000,000)	-
Net assets including preferred shares	136,357,317	621,078,161	~~103,001,508~~143,563,457	764,641,618	(40,561,950)	~~860,436,986~~860,436,985
Net asset value per common share	3.12	17.99		16.59		16.59

* Shares issued by Credit Strategies Fund pursuant to a rights offering completed on January 28, 2008.
** Reflects the proceeds received from the rights offering completed on January 28, ~~2008 reduced by~~2008.
*** Reflects the estimated Reorganization expenses ~~of $561,950.~~.

If the Reorganization of your Fund(s) had taken place on December 31, 2007:

(Unaudited)	ACTUAL		ADJUSTMENT FOR RIGHTS OFFERING	ADJUSTED	ADJUSTMENT FOR REORG-ANIZATION	PRO FORMA COMBINED
	Income Shares	Credit Strategies Fund		Credit Strategies Fund		Credit Strategies Fund
Shares outstanding						
Common shares	9,947,104	34,520,550	11,535,615*	46,056,165	-	~~46,056,165~~49,570,863
Preferred shares ~~(Series T)~~	1,200	-	~~(1,200)~~-	-	(1,200)	-
Net ~~Assets~~assets						
Common shares	58,300,946	621,078,161	~~143,001,508~~143,563,457**	764,641,618	(561,950)***	~~822,380,615~~822,380,614
Preferred shares and accrued dividends	30,000,000	-	~~(30,000,000)~~-	-	(30,000,000)	-
Net assets including preferred shares	88,300,946	621,078,161	~~113,001,508~~143,563,457	764,641,618	(30,561,950)	~~822,380,615~~822,380,614
Net asset value per common share	5.86	17.99		16.59		16.59

* Shares issued by Credit Strategies Fund pursuant to a rights offering completed on January 28, 2008.
** Reflects the proceeds received from the rights offering completed on January 28, ~~2008 reduced by~~2008.

*** Reflects the estimated Reorganization expenses of $561,950..

MANAGEMENT OF THE FUNDS

TRUSTEES/DIRECTORS AND OFFICERS

The Directors of each Acquired Fund are the same individuals as the Trustees of the Acquiring Fund. Each Fund's Board provides broad supervision over the affairs of each Fund. The officers of each Fund are responsible for the Fund's operations. The Trustees/Directors and officers of the Funds, together with their principal occupations during the past five years, are listed in the Statement of Additional Information. Each of the Trustees/Directors serves as a Trustee/Director for other closed-end investment companies for which the Adviser serves as investment adviser.

INVESTMENT ADVISER

Highland acts as each Fund's investment adviser. Highland is located at Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. As of December 31, 2007, the Adviser managed approximately $37.4 billion in assets on behalf of investors around the world. Highland is controlled by James Dondero and Mark Okada, by virtue of their respective share ownership, and its general partner, Strand Advisors, Inc., of which Mr. Dondero is the sole stockholder. Messrs. Dondero and Okada have managed portfolios together since 1990.

Since each Fund employs leverage, the Adviser benefits because each Fund's assets subject to an advisory fee increase with leverage. Furthermore, the Adviser also benefits to the extent that each Fund's assets subject to an advisory fee are derived from the reinvested collateral received on portfolio securities loaned.

The Adviser has built a professional working environment, a firm-wide compliance culture and compliance procedures and systems designed to protect against potential incentives that may favor one account over another. The Adviser has adopted policies and procedures that address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest that are designed to ensure that all client accounts are treated equitably over time. Nevertheless, the Adviser furnishes advisory services to numerous clients in addition to each Fund, and the Adviser may, consistent with applicable law, make investment recommendations to other clients or accounts (including accounts which are hedge funds or have performance or higher fees paid to the Adviser, or in which portfolio managers have a personal interest in the receipt of such fees), which may be the same as or different from those made to each Fund. In addition, the Adviser, its affiliates and any officer, director, stockholder or employee may or may not have an interest in the securities whose purchase and sale the Adviser recommends to each Fund. Actions with respect to securities of the same kind may be the same as or different from the action which the Adviser, or any of its affiliates, or any officer, director, stockholder, employee or any member of their families may take with respect to the same securities. Moreover, the Adviser may refrain from rendering any advice or services concerning securities of companies of which any of the Adviser's (or its affiliates') officers, directors or employees are directors or officers, or companies as to which the Adviser or any of its affiliates or the officers, directors and employees of any of them has any substantial economic interest or possesses material non-public information. In addition to its various policies and procedures designed to address these issues, the Adviser includes disclosure regarding these matters to its clients in both its Form ADV and investment advisory agreements.

The Adviser may also have clients that invest in different levels of the capital structure of a company, such as equity versus senior loans, or that take contrary provisions in multiple levels of the capital structure. This may create situations where a client could be disadvantaged because of the investment activities conducted by the Adviser for other client accounts.

The Adviser, its affiliates or their officers and employees serve or may serve as officers, directors or principals of entities that operate in the same or related lines of business or of investment funds managed by affiliates of the Adviser. Accordingly, these individuals may have obligations to investors in those entities or funds or to other clients, the fulfillment of which might not be in the best interests of each Fund. As a result, the Adviser will face

STATEMENT OF OPERATIONS

PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR HIGHLAND CREDIT
STRATEGIES FUND AND PROSPECT STREET HIGH INCOME PORTFOLIO INC.
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007 (UNAUDITED)

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<CAPTION>

	HIGHLAND CREDIT STRATEGIES FUND (HCF)	RIGHTS OFFERING PRO FORMA ADJUSTMENTS(bf)	PRO FORMA INCLUDING RIGHTS OFFERING HIGHLAND CREDIT STRATEGIES FUND (HCF)	PROSPECT STREET HIGH INCOME PORTFOLIO (PHY)	PRO FORMA ADJUSTMENTS	PRO FORMA COMBINED HIGHLAND CREDIT STRATEGIES FUND (HCF)
<S>	<C>	<C>	<C>	<C>	<C>	<C>
INVESTMENT INCOME:						
Interest	85,031,062		85,031,062	12,132,742	-	97,163,804
Accretion of bond discount	-		-	678,083		678,083
Dividends	1,826,564		1,826,564	-	-	1,826,564
Securities lending income	7,479		7,479	163,872	-	171,351
Total investment income	86,865,105	-	86,865,105	12,974,697	-	99,839,802
EXPENSES:						
Investment advisory fees	9,368,976	1,967,689	11,336,665	947,447	501,770 (b)	12,785,882
Administration fees	1,873,796	393,538	2,267,334	33,406 (a)	289,884 (b)	2,509,624
Accounting service fees	449,908	38,470	488,378	33,406 (a)	(6,846) (c)	514,938
Transfer agent fees	34,147	-	34,147	29,371	(29,371) (c)	34,147
Professional fees	332,701	-	332,701	64,245	(64,245) (c)	332,701
Trustees' fees	32,295	-	32,295	46,036	(46,036) (c)	32,295
Custodian fees	118,582	24,905	143,487	13,640	-	157,127
Registration fees	37,005	-	37,005	29,746	(29,746) (c)	37,005
Preferred shares broker expense	-	-	-	102,437	(102,437) (d)	-
Reports to shareholders	113,710	23,882	137,592	40,216	(22,627) (c)	155,181
Other Expenses	413,714	19,696	433,410	82,223	(72,909) (c)	442,724
NET OPERATING EXPENSES	12,774,834	2,468,180	15,243,014	1,422,173	417,437	17,082,624
Interest Expense	14,759,102		14,759,102	14,204	2,331,990 (g)	17,105,297
Dividends on securities sold short	226,480		226,480	-	-	226,480
TOTAL EXPENSES	27,760,416	2,468,180	30,228,596	1,436,377	2,749,427	34,414,401
Less: Fee waiver	-	-	-	-	(791,654) (e)	(791,654)
NET EXPENSE	27,760,416	2,468,180	30,228,596	1,436,377	1,957,773	33,622,747
NET INVESTMENT INCOME	59,104,689	(2,468,180)	56,636,509	11,538,320	(1,957,773)	66,217,055
NET REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS:						
Net realized gain/(loss) on investments	17,716,313		17,716,313	3,680,385		21,396,698

Net realized gain/(loss) on swaps	877,812		877,812	–		877,812
Net realized gain/(loss) on foreign currency transactions	(988,007)		(988,007)	76,789		(911,218)
Net change in unrealized appreciation/ (depreciation) on investments	(72,891,311)		(72,891,311)	(14,923,803)		(87,815,114)
Net change in unrealized appreciation/ (depreciation) on unfunded transactions	(1,205,082)		(1,205,082)	–		(1,205,082)
Net change in unrealized appreciation/ (depreciation) on short positions	324,633		324,633	–		324,633
Net change in unrealized appreciation/ (depreciation) on forward currency contracts	(1,275,258)		(1,275,258)	–		(1,275,258)
Net change in unrealized appreciation/ (depreciation) on swaps	(6,370,327)		(6,370,327)	–		(6,370,327)
Net change in unrealized appreciation/ (depreciation) on translation of assets and liabilities denominated in foreign currency	(55,214)		(55,214)	73,767	–	18,553
NET REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS	(63,866,441)	–	(63,866,441)	(11,092,863)	–	(74,959,304)
Distributions to Preferred Shareholders	–	–	–	(2,149,833)	2,149,833 (d)	–
NET (DECREASE)/INCREASE IN NET ASSETS, APPLICABLE TO COMMON SHAREHOLDERS, FROM OPERATIONS	(4,761,752)	(2,468,180)	(7,229,932)	(1,704,376)	192,060	(8,742,248)

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See Notes to Pro Forma Combined Financial Statements

(a) On historical financial statements the administration fee has included both
     accounting and administrative services payable to third party service
     providers.

(b) Reflects the increase in the advisory fee due to the higher advisory fee of
     HCF relative to PHY and a higher administration fee for HCF relative to
     PHY.

(c) Reflects the elimination of duplicative expenses and economies of scale due
     to the proposed merger.

(d) Reflects the redemption of the preferred shares outstanding prior to the reorganization and thus elimination of related expenses.

(e) Reflects the contractual fee waiver implemented upon shareholder approval of the reorganization.

(f) Reflects adjustments due to proceeds received from the rights offering that closed on January 28, 2008.

(g) Reflects adjustments due to incurring interest expense via a credit facility versus distributions to preferred shares.